SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 6)

Under the Securities Exchange Act of 1934

LIBERTY GLOBAL PLC

(Name of Issuer)

Class A Ordinary Shares, nominal value $0.01 per share

Class B Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

Class A Ordinary Shares: G5480U 104

Class B Ordinary Shares: G5480U 112

(CUSIP Numbers)

John C. Malone

c/o Liberty Global plc

12300 Liberty Boulevard

Englewood, CO 80112

(303) 220-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2013

(Date of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Numbers:		G5480U 104 (Class A ordinary shares) G5480U 112 (Class B ordinary shares)

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Class A ordinary shares: 1,083,491(1), (2) Class B ordinary shares: 8,677,225(3)

	8.	Shared Voting Power Class A ordinary shares: 48,000(4) Class B ordinary shares: 110,148(4)

	9.	Sole Dispositive Power Class A ordinary shares: 1,083,491(1), (2) Class B ordinary shares: 8,677,225(3)

	10.	Shared Dispositive Power Class A ordinary shares: 48,000(4) Class B ordinary shares: 110,148(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A ordinary shares: 1,131,491(1), (2), (4) Class B ordinary shares: 8,787,373(3), (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Class A ordinary shares: Less than 1%(5), (6) Class B ordinary shares: 86.35%(6)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 90,303 Class A ordinary shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2) Includes 41,011 Class A ordinary shares that are subject to options which are exercisable within 60 days of June 7, 2013.

(3) Includes 8,677,225 Class B ordinary shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust (the “Malone Trust”).

(4) Includes 48,000 Class A ordinary shares and 110,148 Class B ordinary shares held by two trusts managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts, as to which shares Mr. Malone disclaims beneficial ownership.

(5) Does not include Class A ordinary shares issuable upon conversion of Class B ordinary shares owned by the trusts noted in notes (3) and (4) above; however, if such Class A ordinary shares were included, Mr. Malone would have voting and dispositive power over 9,918,864 Class A ordinary shares, and the percent of Class A ordinary shares, as a class, represented by Mr. Malone’s beneficial ownership would be 4.5%, in each case subject to the relevant footnotes set forth herein.

(6) Based on 211,623,893 Class A ordinary shares and 10,176,295 Class B ordinary shares outstanding as of June 7, 2013, based on information provided by the Issuer and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire ordinary shares held by Mr. Malone and exercisable within 60 days after June 7, 2013. Each Class B ordinary share is convertible, at the option of the holder, into one Class A ordinary share.  Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 28.4% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL plc

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone”) with the Securities and Exchange Commission (“SEC”) on June 17, 2004 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on July 14, 2004 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on January 18, 2005 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on June 27, 2005 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on September 3, 2009 (“Amendment No. 4”) and Amendment No. 5 thereto filed with the SEC on February 22, 2013 (“Amendment No. 5”) and relates to (i) the Class A ordinary shares, nominal value $0.01 per share, of Liberty Global plc, a U.K. public limited company (the “Issuer”), and (ii) the Class B ordinary shares, nominal value $0.01 per share, of the Issuer.  The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 are collectively referred to as the “Statement.”

Item 1.                                                         Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

Mr. Malone is filing this Statement with respect to the following classes of ordinary shares of the Issuer, beneficially owned by Mr. Malone:

(a)                                 Class A ordinary shares, nominal value $0.01 per share, of the Issuer; and

(b)                                 Class B ordinary shares, nominal value $0.01 per share (together with the Class A ordinary shares, the “Ordinary Shares”), of the Issuer;

The Issuer is the successor by merger to Liberty Global, Inc., a Delaware corporation (“LGI”), as a result of the business combination described in Item 3 below. The Issuer’s principal executive offices are located at: (i) 38 Hans Crescent, London SW1X 0LZ, United Kingdom, and (ii) 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Malone filed the Original Statement to report his acquisition of beneficial ownership, on June 7, 2004 (the “Distribution Date”), of shares of Series A common stock, par value $0.01 per share, of Liberty Media International, Inc., a Delaware corporation (“LMI”), and Series B common stock, par value $0.01 per share, of LMI (together with the Series A common stock of LMI, the “LMI Common Stock”) in connection with the distribution by Liberty Media Corporation, a Delaware corporation (“LMC”), of all of the outstanding shares of LMI Common Stock as of the Distribution Date to LMC’s shareholders on a pro rata basis. Mr. Malone filed Amendment No. 3 to report his acquisition of beneficial ownership, on June 15, 2005, of shares of Series A common stock, par value $0.01 per share, of LGI (“LGI Series A Common Stock”) and shares of Series B common stock, par value $0.01 per share, of LGI (“LGI Series B Common Stock” and, together with the LGI Series A Common Stock, the “LGI

Common Stock”) as a result of the business combination transaction among LGI, LMI and UnitedGlobalCom, Inc., pursuant to which each outstanding share of LMI Common Stock was converted into the right to receive a share of the corresponding series of LGI Common Stock.

Mr. Malone is filing this Amendment to report the closing of the combination described in Item 3 below and the accession of the Issuer as the successor issuer to LGI.

Pursuant to Rule 13d-3 under the Exchange Act, as amended, this Statement also relates to the Class A ordinary shares issuable upon conversion of Class B ordinary shares. At the option of the holder, each Class B ordinary share is convertible into one Class A ordinary share. The Class A ordinary shares are not convertible into Class B ordinary shares.

Item 2.                                                         Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

The reporting person is John C. Malone, whose business address is c/o Liberty Global plc, 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Malone is the Chairman of the Board of the Issuer.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds.

Item 3 is hereby supplemented and amended to include the following information:

On June 7, 2013, LGI underwent a combination through a series of mergers (the “Mergers”) contemplated by an Agreement and Plan of Merger, dated as of February 5, 2013 (as amended from time to time), among the Issuer, LGI, Virgin Media Inc., a Delaware corporation (“Virgin Media”), and certain other subsidiaries of LGI. As a result of the Mergers, the Issuer became the successor issuer to LGI, pursuant to Rule 12g-3(c) promulgated under the Exchange Act.

In the Mergers, each of Mr. Malone, his wife, the Trusts and the Malone Trust, as holders of shares of LGI Common Stock, received (i) one Class A ordinary share for each share of LGI Series A Common Stock owned by him, her or it as of the closing of the Mergers and (ii) one Class B ordinary share for each share of LGI Series B Common Stock owned by him, her or it as of the closing of the Mergers, as applicable.

Item 4.                                                         Purpose of the Transaction.

Item 4 is hereby amended and supplemented to include the following information:

Mr. Malone acquired beneficial ownership of the Ordinary Shares reported on this Statement on June 7, 2013 pursuant to the Mergers. Mr. Malone is the Chairman of the Board of Directors of the Issuer. In addition, because the holders of Class B ordinary shares are entitled to cast ten votes per share and the holders of Class A ordinary shares are entitled to cast one vote per share, Mr. Malone’s beneficial ownership of Ordinary Shares constitutes approximately 28.4% of the combined voting power of the Class A ordinary shares and Class B ordinary shares.

On June 7, 2013, the support agreement previously entered into by Virgin Media, Mr. Malone, his wife, Mrs. Leslie Malone and the Malone Trust was terminated as a result of the Mergers.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)                                 Mr. Malone beneficially owns (without giving effect to the conversion of Class B ordinary shares into Class A ordinary shares) (i) 1,131,491 Class A ordinary shares (including (A) 90,303 shares held by his wife as to which he disclaims beneficial ownership, (B) 48,000 shares held by two trusts (the “Trusts”) managed by an independent trustee whose beneficiaries are Mr. Malone’s adult children, in which Mr. Malone has no pecuniary interest but retains the right to substitute the assets held by the Trusts, and (C) 41,011 shares that may be acquired within 60 days of June 7, 2013 pursuant to stock options), which represent less than 1% of the outstanding Class A ordinary shares; and (ii) 8,787,373 Class B ordinary shares (including (A) 110,148 shares held by the Trusts, and (B) 8,677,225 held by the Malone Trust), which represent approximately 86.35% of the outstanding Class B ordinary shares.

The foregoing percentage interests are based on (1) 211,623,895 Class A ordinary shares and 10,176,295 Class B ordinary shares, in each case outstanding as of June 7, 2013 based on information from the Issuer and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire Ordinary Shares held by Mr. Malone and exercisable within 60 days after June 7, 2013. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 28.4% of the voting power with respect to the general election of directors of the Issuer. See Item 4.

(b)                                 Mr. Malone, and, to his knowledge, his wife, each have the sole power to vote, or to direct the voting of, their respective Ordinary Shares. Mr. Malone and, to his knowledge, his wife, each have the sole power to dispose of, or to direct the disposition of, their respective Ordinary Shares.  The Trusts hold 48,000 Class A ordinary shares and 110,148 Class B ordinary shares, which Mr. Malone has no pecuniary interest in and disclaims beneficial ownership of.  To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the Ordinary Shares held by the Trusts.

(c)                                  Except as reported in this Statement, neither Mr. Malone, the Malone Trust nor, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Ordinary Shares within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2013
Date

/s/ John C. Malone
John C. Malone